UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Costco Wholesale Corporation

(Exact name of the registrant as specified in its charter)

Washington	000-20355	91-1223280
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

999 Lake Drive, Issaquah, WA 98027
(Address of principal executive offices) (Zip Code)

John Sullivan
(425) 313-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Introduction

Costco Wholesale Corporation (Costco or the Company), a Washington corporation, and its subsidiaries operate membership warehouses based on the concept that offering its members low prices on a limited selection of nationally branded and select private-label products in a wide range of merchandise categories will produce high sales volumes and rapid inventory turnover. On December 31, 2015, Costco operated 698 warehouses worldwide.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), Costco files this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report (CMR). A copy of Costco Wholesale Corporation’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://phx.corporate-ir.net/phoenix.zhtml?c=83830&p=irol-sustainability.

SEC Final Rule Applicability Determination

In order to comply with Rule 13p-1, Costco followed a three-step process: first, determine the applicability of the rule to the Company’s products; second, conduct a “reasonable country of origin inquiry” (RCOI) to determine whether or not there is reason to believe that tin, tungsten, tantalum or gold (3TG), also referred to as conflict minerals, present in and necessary for the functionality or production of the Company’s products were sourced from the Democratic Republic of Congo or adjoining countries (collectively, DRC or covered counties); and, unless the Company has no reason to believe its necessary conflict minerals were sourced from a covered country based on the RCOI, third, conduct due diligence to determine the source and chain of custody of those conflict minerals.

RCOI Description

Costco is required by Rule 13p-1 to conduct an RCOI on products that it manufactures or contracts to manufacture and that contain 3TG necessary for the functionality or production of the product. Rule 13p-1 and the Securities and Exchange Commission’s adopting release1 and guidance are not clear on what it means to “contract to manufacture” and “influence the manufacturing.” While Costco continues to assess which of its products are in scope of Rule 13p-1, it has interpreted “contract to manufacture” broadly for purposes of this filing. Costco is committed to tracing the origin of its necessary conflict minerals with the objective that our sourcing practices not support armed conflict or human rights abuses in the Democratic Republic of Congo and surrounding areas.

To aid in identifying suppliers to include in its RCOI, Costco provided a third-party service, Source Intelligence (SI) with descriptive information for nonfood products that Costco sells, including whether or not it manufactures or contracts to manufacture those products. SI reviewed the product data using automated queries and a detailed quality control check to determine which products that we may contract to manufacture might contain 3TG. If SI had doubt regarding the use of 3TG in products, the suppliers of the products were initially included in the RCOI process.

The products SI initially flagged as in-scope due to potential presence of 3TG were those that are electronic or electrical, solar powered, contained any kind of metal (e.g., metal covering including alloys or metal hardware), or had unclear material content. The Company’s scoping inquiry included nonfood products sold in the United States, Canada, Mexico, United Kingdom, Japan, Korea, Australia, and Spain.

Suppliers were asked questions to confirm whether the products they supply to Costco contain 3TG that are necessary to the functionality or production of the product and whether Costco contracted with the supplier to manufacture the product or Costco influenced the manufacturing. SI used this information to determine which of our suppliers were in-scope for RCOIs. If in-scope, SI asked the applicable suppliers to provide additional conflict minerals information. Suppliers were then engaged to collect information regarding the presence and sourcing of 3TG used in items sold to Costco. We utilized the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template (CMRT). Information was collected and stored using an online platform provided by SI. Suppliers were offered two options to submit the required information, either by uploading the CMRT in Microsoft Excel format or by completing an online survey version of this template directly in the SI platform.

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1 Securities and Exchange Commission, 17 CFR Parts 240 and 249b, http://www.sec.gov/rules/final/2012/34-67716.pdf.

Supplier Engagement

Costco provided SI with methods of contact for each supplier designated as in-scope (email address, telephone number, facsimile number, or mailing address). Generally, Costco and SI used email as the method of communication and followed with phone calls where appropriate and as described below.

The RCOI began with an introduction email from Costco to suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying SI as a partner. SI then sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

To increase awareness of the CMCP, supporting regulations, and frequently asked questions (FAQs) concerning 3TG mineral tracing, Costco’s suppliers were introduced to the Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com) in the initial registration email. The Resource Center was provided as a multi-lingual educational tool to facilitate a deeper understanding of the program and its purpose.

Subsequent engagement followed these steps: Following the initial introductions to the program and information request, up to six reminder emails were    sent to each non-responsive supplier requesting survey completion. Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Escalation

If a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. Costco contacted these suppliers by email to request their participation. SI followed up with a re-invitation to the platform.

Information Requested

Recognizing that the information requested can take time to collect and aggregate, suppliers were given a final deadline of April 25, 2016 to provide information about the mineral processors in their supply chains for the 2015 reporting year. Suppliers were asked to provide information regarding the sourcing of their conflict minerals, with the ultimate goal of identifying the 3TG smelters or refiners (SORs)2 and the country of origin of the conflict minerals. Suppliers who had already performed an RCOI through the use of the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version. Suppliers had the ability to share information at a level with which they were most comfortable, i.e., company, product or user-defined, but the scope of the declaration had to be specific.

Quality Assurance

Supplier responses were evaluated for plausibility, consistency, and completeness. Additional supplier contacts were conducted to attempt to resolve the following quality control flags:

•	One or more smelter or refiners (SORs) were noted for a metal not listed as being in the product;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor[3];

•	Supplier answered yes to sourcing from the covered countries, but none of the SORs listed are known to source from the region;

•	Supplier indicated that it had not received conflict minerals data for each metal from all suppliers;

•	Supplier indicated it had not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated it had not provided all applicable SOR information; and

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2 A smelter or refiner (SOR) is any company that procures and processes mineral ore, slag or materials from recycled or scrap sources into refined metal or metal-containing intermediate products. The output can be pure (99.5% or greater) metals, powders, ingots, bars, grains, oxides or salts.
3 SI maintains a smelter/refiner database to document companies that are verified metal, which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. SI collects SOR data submitted by suppliers in CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

•	Supplier indicated 100% of the 3TG for products covered by the declaration originated from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

RCOI Results

A total of 441 Tier 1 suppliers were identified as providing in-scope for products potentially containing 3TG minerals and contacted as part of the RCOI process. The response rate was 88%.
Of the 390 suppliers indicating that a product they supplied to Costco contained 3TG necessary to the functionality or production of products supplied to Costco and that Costco “contracted to manufacture the products,” 194 (50%) scoped in and provided a conflict minerals reporting template. Of these suppliers, 31% indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Costco. Based on SI’s smelter/refiner database, plus the CFSI Conflict-Free Smelter Program database, and as shown in the CMCP Data Summary, there was an indication of potential DRC sourcing for 24 out of 205 verified smelters/refiners4.

Due Diligence

A description of the measures Costco took to exercise due diligence on the source and the chain of custody of 3TG necessary to the functionality or production of Costco products is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Section 2 - Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report

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4 The information in the smelter/refiner database begins with supplier-provided information (CMRT data); SI then performs additional research (internet, industry and government associations) and outreach (email and telephone) directly with these companies to confirm the data provided in CMRTs. The SI Smelter Verification and Outreach Process includes research in an attempt to verify types of metal processing performed (including exclusive recycling), mine countries of origin, conflict-free certification status, and due diligence measures being conducted for those entities who are not conflict-free certified. The status of SI identified DRC sourcing smelter/refiners was matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Costco Wholesale Corporation

By:	/s/ Richard A. Galanti	May 31, 2016
	Richard A. Galanti	Date
Executive Vice President, Chief Financial Officer and Director

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